EXHIBIT 99.1

NOVA CHEMICALS CORPORATION

CERTIFICATE

TO:	British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Saskatchewan Financial Services Commission - Securities Division
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Northwest Territories Registrar of Securities
Nunavut Registrar of Securities
Prince Edward Island Office of the Attorney General Securities Division
Autorité des marchés financiers
Yukon Registrar of Securities

RE:	Abridgment of time periods under Section 2.20 of National Instrument 54-101

In connection with an annual and special meeting (the “Meeting”) of the holders of common shares of NOVA Chemicals Corporation (the “Corporation”) to be held on April 14, 2009, and in connection with the abridgment of the time periods (the “Abridgment”) for (i) fixing the record date for the notice of the Meeting, (ii) notifying various regulatory authorities and depositaries of the date fixed for the Meeting and the record date with respect to the Meeting and (iii) delivering requests for beneficial ownership information to certain participants and intermediaries in connection with the Meeting, the undersigned, Jack Mustoe, Senior Vice President, Chief Legal Officer and Corporate Secretary of the Corporation, hereby certifies for and on behalf of the Corporation, and not in his personal capacity, as follows:

1.    the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) to all beneficial owners of common shares of the Corporation at least 21 days before the date fixed for the Meeting;

2.    the Corporation has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above; and

3.    the Corporation is relying upon Section 2.20 of NI 54-101 in making the Abridgment.

The terms “beneficial owner” and “proxy-related materials” as used in this Certificate shall have the respective meanings ascribed thereto in NI 54-101.

DATED this 17th day of March, 2009.

NOVA Chemicals Corporation

By:	/s/ Jack S. Mustoe
Name: Jack Mustoe
Title: Senior Vice President, Chief Legal Officer and Corporate Secretary